Filed by Halliburton Company
Pursuant to Rule 425 under the Securities Act of 1933, as amended
Subject Company: Halliburton Company
Commission File No.: 333-141027
On April 3, 2007, Halliburton Company issued the following release.
[HALLIBURTON PRESS RELEASE LETTERHEAD]

FOR IMMEDIATE RELEASE April 3, 2007	Contact:	Evelyn Angelle Vice President, Investor Relations 713-759-2688

Cathy Mann
Director, Communications
713-759-2605
HALLIBURTON ANNOUNCES PRELIMINARY RESULTS OF KBR EXCHANGE OFFER
AND PRELIMINARY PRORATION FACTOR
HOUSTON, TX — Halliburton Company (NYSE: HAL) today announced that, based on preliminary results, the offer to its stockholders to exchange shares of Halliburton common stock for shares of KBR, Inc. (NYSE: KBR) common stock held by Halliburton was oversubscribed. The exchange offer expired at 12:00 midnight, New York City time, on April 2, 2007. Under the terms of the exchange offer, 1.5905 shares of KBR common stock will be exchanged for each share of Halliburton common stock accepted in the exchange offer. Stockholders who tendered their shares by delivering a notice of guaranteed delivery on April 2, 2007 before expiration of the exchange offer must deliver the related shares and required documents to the exchange agent by no later than 5:00 p.m., New York City time, on Thursday, April 5, 2007.
According to the exchange agent, Mellon Investor Services LLC, a total of 210,740,976 shares of Halliburton common stock were tendered for exchange and not withdrawn prior to the expiration of the exchange offer, including 104,047,893 shares tendered by guaranteed delivery procedures. Because more than 85,273,184 shares of Halliburton common stock have been tendered, the exchange offer is oversubscribed and Halliburton will only be able to accept a portion of the number of shares of Halliburton common stock that were validly tendered, on a pro rata basis in proportion to the number of shares tendered. Stockholders who owned less than 100 shares of Halliburton common stock, or an “odd-lot,” who have validly tendered all of their shares will not be subject to proration if they so elected in accordance with the terms of the exchange offer.
Based on the total number of shares of Halliburton common stock reported to be tendered prior to the expiration of the exchange offer, it is estimated that approximately 40% of the tendered Halliburton common stock will be accepted for exchange (assuming all shares tendered by guaranteed delivery procedures are delivered under the terms of the exchange offer). This preliminary proration factor is subject to change based on the number of tendered shares which satisfy the guaranteed delivery procedures by the expiration of the guaranteed delivery period. Halliburton expects to announce the final proration factor and its acceptance of validly tendered shares of Halliburton common stock promptly following the expiration of the guaranteed delivery period and confirmation that the conditions to the offering have been satisfied or waived. Shares of Halliburton common stock tendered but not accepted for exchange will be credited to the tendering holder’s account in book-entry form promptly after the final proration factor is announced.
Shares of KBR common stock to be distributed pursuant to the terms of the exchange offer will be credited in book-entry form to accounts of the tendering holders by the exchange agent promptly after the final proration factor is announced. Under the terms of the exchange offer, no fractional shares of KBR common stock will be distributed. Instead, fractional shares will be aggregated and sold, and the net cash proceeds of such sale will be distributed promptly to tendering stockholders in accordance with their fractional interests in the shares sold.
Credit Suisse Securities (USA) LLC and Goldman, Sachs & Co. served as the dealer managers for the exchange offer.

Halliburton, founded in 1919, is one of the world’s largest providers of products and services to the petroleum and energy industries. The company serves its customers with a broad range of products and services through its Production Optimization, Fluid Systems, Drilling and Formation Evaluation, and Digital and Consulting Solutions segments.
KBR is a global engineering, construction and services company supporting the energy, petrochemicals, government services and civil infrastructure sectors. KBR offers a wide range of services through its Energy and Chemicals (E&C) and Government and Infrastructure (G&I) business segments.
Important Information Regarding the Exchange Offer
The terms and conditions of the exchange offer are more fully described in a Prospectus-Offer to Exchange included in the Registration Statement on Form S-4 filed by KBR with the SEC and a Schedule TO filed by Halliburton with the SEC, each as amended to date. The Prospectus-Offer to Exchange contains important information about the exchange offer and related matters. This announcement is for informational purposes only and is neither an offer to sell nor an offer to buy any securities or a recommendation as to whether you should participate in the exchange offer. The exchange offer is made solely by the Prospectus-Offer to Exchange and related letter of transmittal.
Investors and security holders are urged to read the Prospectus-Offer to Exchange, and any other relevant documents filed with the SEC before making any investment decision. None of Halliburton, KBR or any of their respective directors or officers or the dealer managers makes any recommendation as to whether you should participate in the exchange offer. You are able to obtain a free copy of the Prospectus-Offer to Exchange and other related documents filed with the SEC by Halliburton and KBR at the SEC’s web site at www.sec.gov. You are also able to obtain a free copy of these documents by sending a request to Halliburton Company — Investor Relations, 5 Houston Center, 1401 McKinney, Suite 2400, Houston, TX 77010, Phone: 713.759.2688, E-mail: investors@halliburton.com; or by sending a request to KBR, Inc. — Investor Relations, 601 Jefferson Street, Suite 3400, Houston, TX 77002, Phone: 713.753.5082, E-mail: investors@kbr.com, as applicable.
Halliburton has retained Georgeson Inc. as the information agent for the transaction. To obtain copies of the Prospectus-Offer to Exchange and related documentation, or if you have questions about the exchange offer, you may contact the information agent at 1-866-313-3046 (toll-free in the United States) or 1-212-805-7144 (elsewhere), or 1-212-440-9800 (Banks and Brokers).
Forward-Looking Statements
Information in this communication contains forward-looking statements, which are based on the current plans and expectations of management and are subject to certain risks and uncertainties that could cause actual results to differ materially from historical results or those anticipated. A list of factors that could cause actual results to differ materially from those expressed in, or underlying, those forward-looking statements is detailed in the filings of Halliburton and KBR with the SEC, such as annual and quarterly reports and the Prospectus-Offer to Exchange. Neither Halliburton nor KBR assume any obligation to update or revise these forward-looking statements to reflect new events or circumstances.